Elliot Ehrlich
Chief Executive Officer
NanoAntibiotics, Inc.
9511 Collins Ave., Suite 807

November 7, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-0213

Fax: (703) 813-6968

Re:	NanoAntibiotics, Inc. Request for Acceleration of Registration Statement on Form S-1 File No. 333-190635

Ladies and Gentlemen:

NanoAntibiotics, Inc., a Nevada corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-190635), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2013, as amended and filed as Amendment No. 1 to Form S-1 on September 26, 2013, as further amended and filed as Amendment No. 2 to Form S-1 on October 15, 2013 and as further amended and filed as Amendment No. 3 to Form S-1 on November 5, 2013, to 2:00PM EST on November 8, 2013, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Matthew Ogurick, Esq. at (305) 539-3352 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Elliot Ehrlich
Elliot Ehrlich Chief Executive Officer